UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                               Sequential
        Exhibit                  Description                  Page Number
        -------                  -----------                  -----------

          1.         Press release, dated December 29, 2004         4









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                                   SIGNATURES
                                   ----------

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: December 31, 2004             By: /s/ Dafna Gruber
                                       --------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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


                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


               KENYA DATA NETWORKS EXPANDS ITS WIRELESS BROADBAND
                   NETWORKS WITH ADDITIONAL ALVARION EQUIPMENT
              Operator Also Planning Small BreezeMAX(TM) Deployment

                                       ---

TEL AVIV, Israel, December 29, 2004 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and a supplier of specialized mobile networks for hard to serve areas, today announced that Kenya Data Networks Ltd. (KDN), a subsidiary of Kenya's Sameer ICT Group, has ordered approximately $900 thousand of Alvarion BreezeACCESS(TM) OFDM and WALKair(TM) products to expand its existing broadband wireless networks and implement a small deployment of BreezeMAX 3500. With these network deployments, KDN, a data communications carrier, is now emerging as a local loop operator.

"We have found that wireless broadband is the only way to ensure affordable communication services for the greatest number of Kenya's population, both residential and commercial users." said Mr. Kai Wulff, Managing Director of KDN. "Alvarion's wireless technology has been very successful for us in the past and obviously, this is the key factor in our choice to continue using Alvarion equipment to expand our networks. Very shortly, we will also be assessing the viability of using Alvarion's WiMAX solution to provide voice services via VoIP in rural areas as well."



Alvarion's WALKair 1000 in the KDN network serves as the ideal broadband access system for servicing business customers of all sizes, including banks, universities and corporations, offering them one point of access for all their business communication services, including Internet access, virtual private networks (VPNs), leased lines, ethernet, and frame relay, all with enhanced capacity and wide coverage. As an overlay network, the BreezeACCESS OFDM enables KDN to offer broadband network access to ISPs for additional revenue with minimal investment.



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

BreezeMAX is Alvarion's third-generation OFDM platform with advanced non-line-of-sight functionality. Its carrier-class design supports high quality of service (QoS) and broadband speeds to enable carriers to offer both data and toll-quality voice to thousands of subscribers in a single cell.

"KDN's network expansion reflects Alvarion's philosophy that wireless broadband is the best economic alternative to traditional wired access, especially for areas with little existing telecommunications infrastructure." said Zvi Slonimsky CEO of Alvarion "Building on that idea, we are quite pleased to be assisting KDN with their move to next generation solutions with an upcoming deployment of our BreezeMAX 3500 for evaluation as a solution for both voice and data over IP. More and more, emerging carriers such as KDN are appreciating the business case that WiMAX networks will be able to offer."

                                       ##

Kenya Data Networks Ltd. (KDN)
KDN is a public data network operators in Kenya. KDN was established early in 2003 in the wake of the liberalization of the Kenyan telecommunications market by the Sameer Group, a major Kenyan conglomerate and a pioneer provider of affordable, mobile, telephone services in Kenya. Having invested approximately $10 million in sophisticated data communications infrastructure, in July 2003 KDN launched commercial Leased Line, Frame Relay, and IP Data services aimed at businesses and large institutions in Nairobi and other areas of Kenya. For more information, see www.kdn.co.ke and www.sameer-group.com

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.


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For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.




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